Exhibit 99.1

SPI Energy Provides Update on Nasdaq Matter

HONG KONG, November 29, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market Inc. stating that the Company has regained compliance with the Nasdaq Listing Rule 5450(a)(1) with respect to the bid price of the Company’s ordinary shares. As stated in the letter, Staff has determined that for at least the last 10 consecutive business days, from November 8, 2017 to November 24, 2017, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com